

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, AZ 85004-2189

>   **Re: Freeport-McMoRan Copper & Gold Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed February 8, 2013**
>   **File No. 333-185747**

Dear Mr. Currault:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 40

1.   We note your response to comment 6 in our letter dated January 24, 2013. Please expand your disclosure to describe "the potential transaction between PXP and FCX" that PXP representatives contacted representatives of Barclays about on April 3, 2012.

2.   We note your response to comment 10 in our letter dated January 24, 2013. Please provide the basis for describing Mr. Flores' conflict of interest as a "potential" conflict. Please also revise to discuss whether the contemplated role of senior management, including Mr. Flores, in the combined company created a conflict of interest for Mr. Flores.

3.   Please disclose when the PXP Board first discussed the proposed role of members of the PXP Board on the FCX Board. In addition, please discuss the conflicts of interest of the

members of the PXP Board since it was contemplated that two members of the PXP
Board would become members of the FCX Board.

PXP's Reasons for the Merger; Recommendation of the PXP Board of Directors, page 51

4.   We note your response to comment 15 in our letter dated January 24, 2013 and we
        reissue the comment. We also note your disclosure that the PXP Board considered "the
        potential stockholder value that might result from other alternatives available to PXP,
        including the alternative of remaining as an independent public company." Please revise
        your disclosure to clarify the alternatives that were considered, or in light of your
        supplemental response, the lack of consideration of alternatives. Clarify why such
        alternatives were either rejected or not considered.

Opinion of PXP's Financial Advisor, page 54

5.   We reissue comment 16 in our letter dated January 24, 2013. Please clarify whether any
        specific methodology or criteria were used in selecting the additional companies. In
        addition, please revise to indicate whether any additional companies or transactions fit
        within the selection criteria but were not analyzed and, if so, why not.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357
with any questions.

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director